Exhibit 99.1

-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES APPROVAL BY PARTNER’S BOARD OF DIRECTORS

OF ACCEPTANCE OF ELRON’S OFFER TOGETHER WITH EUROCOM

AND POLAR TO SELL PARTNER SHARES TO PARTNER

Tel Aviv, February 24, 2005 – Elron Electronic Industries Ltd. (NASDAQ: ELRN) today announced that further to the announcement by Partner Communications Company Ltd. (NASDAQ and TASE: PTNR; LSE: PCCD) (“Partner”) yesterday, Partner’s Board of Directors has approved the acceptance of the irrevocable offer by Elbit Ltd., a wholly owned subsidiary of Elron, together with Eurocom Communications Limited and Polar Communications Limited to sell all their 31.7 million Partner shares (approximately 17.2%) to Partner upon the terms described in Elron’s announcement on February 8, 2005.

The offer is subject to Partner obtaining all corporate and regulatory consents and approvals required by law or Partner’s general license, including, among others, approval of Partner’s shareholders and the consent of Israel’s Ministry of Communications. There is no assurance that the transaction will be completed.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, communication, IT software, semiconductors and advanced materials. For further information, visit http://www.elron.com

Contact:

Tal Raz

Elron Electronic Industries Ltd.

Tel: 972-3-607-5555

raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. In particular, we cannot assure you that any of the transactions with regard to the Partner shares will occur or the final terms of any such transaction or transactions. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.